Exhibit 99.3

IEX Corporation
Financial Statements
December 31, 2005

PricewaterhouseCoopers LLP 150 Fayetteville Street Mall Suite 2300 Raleigh NC 27601 Telephone (919) 755 3000 Facsimile (919) 755 3030

Report of Independent Auditors

To the Stockholders and Board of Directors of
Tekelec:

In our opinion, the accompanying statements of assets, liabilities, and net investment of the Parent Company and the related statements of operations, of changes in net investment of the Parent Company, and of cash flows for each of the three years in the period ended December 31, 2005 present fairly, in all material respects, the financial position of IEX Corporation (the ‘‘Company’’) at December 31, 2005 and 2004, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Tekelec, and relies upon Tekelec for certain administrative, management and other services, as described in Note 1. Accordingly, these financial statement do not necessarily reflect the financial position, results of operations and cash flows of the Company had it been a separate and stand-alone entity, independent of Tekelec.

/s/PricewaterhouseCoopers LLP

June 8, 2006

IEX CORPORATION
(a wholly-owned subsidiary of Tekelec)
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2005	2004	2003
		(Thousands)
Revenues: Software	$23,290	$19,325	$15,258
Professional services, maintenance and other	27,114	22,621	20,092
Total revenues	50,404	41,946	35,350
Costs of sales: Software	4,642	2,979	2,520
Professional services, maintenance and other	8,503	7,583	7,409
Total costs of sales	13,145	10,562	9,929
Gross profit	37,259	31,384	25,421
Operating expenses: Research and development	6,430	6,036	6,161
Selling, general and administrative	14,048	13,520	17,856
Total operating expenses	20,478	19,556	24,017
Income from operations	16,781	11,828	1,404
Interest and other income (expense), net	(78)	53	188
Income before provision for income taxes	16,703	11,881	1,592
Provision for income taxes	6,230	4,479	594
Net income	$10,473	$7,402	$998

See notes to financial statements.

IEX CORPORATION
(a wholly-owned subsidiary of Tekelec)
STATEMENTS OF ASSETS, LIABILITIES AND NET INVESTMENT OF THE PARENT COMPANY

	December 31,
	2005	2004
	(Thousands)
ASSETS
Current assets: Cash and cash equivalents	$—	$992
Accounts receivable, less allowances of $306 and $527, respectively	6,994	8,264
Prepaid royalties and other costs	835	814
Deferred income taxes	346	396
Prepaid expenses and other current assets	441	224
Total current assets	8,616	10,690
Property and equipment, net	320	330
Deferred income taxes, net	13	7
Goodwill	9,698	9,698
Total assets	$18,647	$20,725
LIABILITIES AND NET INVESTMENT OP THE PARENT COMPANY
Current liabilities: Trade accounts payable	$880	$288
Accrued expenses	2,689	751
Accrued payroll and related expenses	1,235	1,102
Current portion of deferred revenues	18,475	18,202
Total current liabilities	23,279	20,343
Commitments and Contingencies (Note 5) Total net investment of the Parent Company	(4,632)	382
Total liabilities and net investment of the Parent Company	$18,647	$20,725

See notes to financial statements.

IEX CORPORATION
(a wholly-owned subsidiary of Tekelec)
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2004	2003
		(Thousands)
Cash flows from operating activities: Net income	$10,473	$7,402	$998
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts and returns	250	—	—
Depreciation	337	312	663
Amortization	—	2,105	5,944
Deferred income taxes	44	(734)	841
Changes in operating assets and liabilities:
Accounts receivable	1,020	(3,207)	(434)
Inventories	(21)	(170)	(463)
Prepaid expenses and other current assets	(217)	162	(56)
Trade accounts payable	592	126	(313)
Accrued expenses	1,938	(81)	299
Accrued payroll and related expenses	133	116	71
Deferred revenues	273	6,882	1,290
Total adjustments	4,349	5,511	7,842
Net cash provided by operating activities	14,822	12,913	8,840
Cash flows from investing activities:
Purchase of property and equipment	(327)	(223)	(629)
Net cash used in investing activities	(327)	(223)	(629)
Cash flows from financing activities:
Distributions to the Parent Company	(15,487)	(16,461)	(17,236)
Net cash used in financing activities	(15,487)	(16,461)	(17,236)
Net decrease in cash and cash equivalents	(992)	(3,771)	(9,025)
Cash and cash equivalents at beginning of the year	992	4,763	13,788
Cash and cash equivalents at end of the year	$—	$992	$4,763

See notes to financial statements.

IEX CORPORATION
(a wholly-owned subsidiary of Tekelec)
STATEMENTS OF CHANGES IN NET INVESTMENT OF THE PARENT COMPANY
(thousands)

Balance, December 31, 2002	$25,679
Distributions to the Parent Company, net	(17,236)
Net income	998
Balance, December 31, 2003	9,441
Distributions to the Parent Company, net	(16,461)
Net income	7,402
Balance, December 31, 2004	382
Distributions to the Parent Company, net	(15,487)
Net income	10,473
Balance, December 31, 2005	$(4,632)

See notes to financial statements.

IEX CORPORATION
(a wholly-owned subsidiary of Tekelec)
NOTES TO FINANCIAL STATEMENTS

Note 1 — Business, Basis of Presentation and Summary of Significant Accounting Policies

    Business

IEX Corporation (‘‘IEX’’ or the ‘‘Company’’) is a wholly owned subsidiary of Tekelec (the ‘‘Parent Company’’), a public company traded on NASDAQ under the ticker symbol ‘‘TKLC.’’ The Company represents the Parent Company’s IEX Contact Center Group operating segment. The Company is headquartered in Richardson, Texas and designs, markets and supports products that provide workforce management and performance management solutions for single and multiple-site contact centers. The Company’s customers operate in industries with significant contact center operations such as financial services, telecommunications and retail businesses.

On April 27, 2006, the Parent Company entered into a Stock Purchase Agreement (the ‘‘Sales Agreement’’) pursuant to which the Parent Company agreed to sell to NICE-Systems Ltd. (‘‘NICE’’), all of the outstanding shares of capital stock (the ‘‘IEX Shares’’) of IEX. The sale price for the IEX Shares is $200 million in cash, subject to a post-closing adjustment based on the working capital of IEX as of the closing date. The closing of the sale of the IEX Shares is scheduled to occur on June 13, 2006, or as soon thereafter as all conditions to the closing have been satisfied or waived, including without limitation the satisfaction or waiver of any applicable regulatory requirements; provided, however, that in the event the closing has not occurred on or before September 1, 2006, the Parent Company or NICE may, subject to certain limitations, elect to terminate the Sales Agreement.

    Basis of Presentation

Historically, separate financial statements have not been prepared for IEX. The accompanying financial statements of IEX for the three years ended December 31, 2005, have been carved out of the consolidated financial statements of the Parent Company. These financial statements include certain cost allocations, related to expenses that had historically been incurred by the Parent Company on the Company’s behalf, which management believes are reasonable and necessary for a fair presentation of the Company’s results of operations, financial position and cash flows in accordance with generally accepted accounting principles in the United States (‘‘GAAP’’). As such, certain corporate expenses of the Parent Company that were not historically allocated to the Company in the Parent Company’s reportable segment disclosures have been allocated to IEX based on the determination of whether (i) IEX derived any benefit from the cost incurred and (ii) whether IEX would need to replace the cost if acting as a stand-alone entity. Such items included certain management, legal, finance, human resources, information technology, facilities and internal audit costs, among others. Specifically, these services includes the cost associated with the proportional time dedicated to the Company by (i) executive management for oversight, (ii) accounting and finance personnel for accounts payable processing and accounting oversight, (iii) human resource personnel for payroll processing, benefits management, and recruiting services, and (iv) information technology personnel associated with maintaining the information technology infrastructure. These allocations were based on management’s estimates after considering all functions in which the Parent Company had historically incurred costs on the Company’s behalf. The expenses allocated to IEX amounted to approximately $2.8 million, $2.5 million and $4.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in the accompanying statements of operations. In addition, certain intangible assets, goodwill, and amortization of purchased technology and other intangibles recorded in connection with the Parent Company’s acquisition of IEX, which were not allocated to the IEX Contact Center Group in the Parent Company’s consolidated financial statements, have been allocated to IEX in these financial statements. Refer to Note 2 for further information concerning the allocated costs and expenses from the Parent Company.

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions concerning the allocation of certain expenses of the Parent

Company to the Company. Management believes that the financial statements presented herein have been presented using reasonable allocation methods that are indicative of the Company’s relative share of the Parent Company’s related costs, consistent with the description above. Although management believes reasonable allocation methodologies have been employed in preparing these financial statements, the costs allocated to the Company based on these methodologies may not be indicative of the actual costs that would have been incurred had the Company operated on a standalone basis.

    Use of Estimates

The financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These, estimates are periodically evaluated, including those related to revenue recognition, provision for doubtful accounts and sales returns, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, income taxes, employee stock options, and contingencies and litigation, among others. Estimates are generally based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from current estimates with respect to these and other items.

    Fair Value of Financial Instruments

The fair value of cash, cash equivalents, accounts receivable and accounts payable approximate their respective carrying amounts.

    Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

    Accounts Receivable

The Company typically invoices its customers upon shipment, or other means of delivery, for the value of the related products delivered. Accounts receivable are recorded at the invoiced amount, net of any amounts included in deferred revenue that are not yet due based on the payment terms, and do not bear interest. We do not have any off-balance sheet credit exposure related to our customers.

    Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the respective assets or any applicable lease term. The useful lives of the assets are generally as follows:

Furniture and office equipment	3 to 5 years

Computer equipment	3 years

Leasehold improvements	Shorter of the estimated useful life or lease term

Expenditures for maintenance and repairs are charged to expense as incurred. Cost and accumulated depreciation of assets sold or retired are removed from the respective property accounts, and the gain or loss is reflected in the statements of operations.

    Software Development Costs

Under the provisions of Statements of Financial Accounting Standards (‘‘SFAS’’) No. 86, ‘‘Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,’’

certain software development costs are capitalized once technological feasibility is established. The costs capitalized are amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenues, whichever is greater. To date, the establishment of technological feasibility of the Company’s products and their general release has substantially coincided. As a result, the Company has not capitalized any internal software development costs as costs qualifying for such capitalization have not been significant.

    Intangible Assets and Goodwill

Business combinations are accounted for in accordance with SFAS No. 141 ‘‘Business Combinations’’ (‘‘SFAS 141’’) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’ (‘‘SFAS 142’’). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

SFAS 142 requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful lives. Acquired intangible assets with definite lives are amortized over periods ranging from one to ten years. SFAS 142 also requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events.

The Company had no intangible assets other than goodwill as of December 31, 2005 and 2004. Amortization of purchased technology and other intangible assets for the years ended December 31, 2004 and 2003 was approximately $2.8 million and $5.9 million, respectively. No amortization of purchased technology or other intangible assets was recorded in the year ended December 31, 2005.

As of December 31, 2005 and 2004, the Company had approximately $9.7 million of goodwill that was recorded on the Parent Company’s financial statements relating to its acquisition of the Company. Goodwill is tested for impairment in accordance with SFAS 142. SFAS 142 requires that goodwill be tested for impairment at least annually and more frequently upon the occurrence of certain events, as defined by SFAS 142. Goodwill is tested for impairment annually on October 1st using a two-step process. First, it is determined if the carrying amount of the Company’s assets and liabilities exceeds their fair values (determined using a blend of the discounted cash flows and market multiples based on revenues), which would indicate a potential impairment of goodwill. If a potential impairment of goodwill is determined to exist, the implied fair value of the goodwill is compared to its carrying amount to determine if there is an impairment loss. Goodwill was tested for impairment as of October 1, 2005, 2004 and 2003 and no impairment was indicated.

    Impairment of Long-Lived Assets

In accordance with SFAS No. 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ (‘‘SFAS 144’’), long-lived assets, including intangible assets other than goodwill, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment exists if the total estimated future undiscounted cash flows are less than the carrying amount of the assets, including goodwill, if any. If an impairment exists, the impairment loss is measured and recorded for the difference between the related asset’s fair value and carrying amount with fair value based on the estimated discounted future cash flows attributable to the asset. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties. There were no impairments of long-lived assets in the years ending December 31, 2005, 2004, and 2003.

    Contingent Liabilities

The Company has a number of unresolved regulatory, legal and tax matters, as discussed further in Note 5. Contingent liabilities are accounted for in accordance with SFAS No. 5 ‘‘Accounting for Contingencies’’ (‘‘SFAS 5’’). In accordance with SFAS 5, a loss contingency is charged to income when (i) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both those conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until realized. All legal costs incurred to resolve regulatory, legal and tax matters are expensed as incurred.

Periodically, the status of each significant matter is reviewed to assess the potential financial exposure. If a potential loss is considered probable and the amount can be reasonably estimated as defined by SFAS 5, the estimated loss is recognized in results of operations. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. Because of uncertainties related to these matters, accruals are based on the best information available at the time. Further, estimates of this nature are highly subjective, and the final outcome of these matters could vary significantly from the amounts that have been included in the accompanying financial statements. As additional information becomes available related to pending claims and litigation, the potential liability is reassessed and estimates may be revised accordingly. Such revisions in the estimates of potential liabilities could have a material impact on the Company’s results of operations and financial position.

    Net Investment of the Parent Company

As these financial statements represent a subsidiary or division of the Parent Company, the Parent Company’s net investment in the Company is shown in lieu of shareholder’s equity. The net investment includes the Company’s accumulated earnings as well as cash contributions and distributions to and from the Parent Company in connection with Parent Company’s cash management function. Historically, the Company’s cash resources had been managed within the Parent Company’s consolidated cash management function. The settlement of intercompany receivables and payables resulting from the Parent Company’s consolidated cash management has not been required and will not be required in connection with the sale of the Company. The net impact of these intercompany receivables and payables have therefore been reflected as contributions from or distributions to the Parent Company in these financial statements.

    Revenue Recognition

Substantially all of the Company’s revenues are derived from the sale or licensing of (i) workforce management software products, (ii) professional services including installation, training, and general support, and (iii) warranty-related support, comprised of telephone support, repair and return of defective products, and product updates (commonly referred to as maintenance, post-contract customer support or PCS). The Company’s customers generally purchase a combination of software products and services as part of a multiple element arrangement.

The Company recognizes revenue in accordance with American Institute of Certified Public Accountants Statement of Position (‘‘SOP’’) No. 97-2, ‘‘Software Revenue Recognition’’ as amended by SOP 98-9, ‘‘Software Revenue Recognition with Respect to Certain Arrangements’’ (collectively, ‘‘SOP 97-2’’).

The following is a summary of the key areas where judgment is exercised and estimates used in connection with the determination of the amount of revenue to be recognized in each accounting period:

Determining Separate Elements and Allocating Value to Those Elements

Sales of the Company’s products generally include post-contract customer support services (‘‘PCS’’) as defined by SOP 97-2. As the products are not sold without PCS, vendor-specific objective evidence of fair value (‘‘VSOE’’) cannot be established for the Company’s products. Accordingly, the residual method is utilized as prescribed by SOP 97-2 to allocate revenue to each of the elements in an arrangement. Under the residual method, the total fee in an arrangement is allocated first to the undelivered elements (i.e., typically maintenance, training or other professional services) based on the VSOE of those elements and the remaining, or ‘‘residual,’’ portion of the fee to the delivered elements (i.e., typically the product or products).

Revenue is allocated to the undelivered service elements in an arrangement (e.g., maintenance, training and other professional services) based upon their respective fair values, with the fair values determined by the price charged when the service is sold separately. The fair value of maintenance services is determined based on the price charged to the customer for renewing their maintenance coverage. The fair value of the professional services in an arrangement is determined based on the rates that are charged for these services when sold independently from the Company’s products.

If evidence of fair value cannot be established for the undelivered elements of an arrangement, revenue is deferred until the earlier of the point in time in which (i) delivery occurs or (ii) the fair values of all undelivered elements exist, unless the undelivered element is a service, in which case revenue is recognized as the service is performed.

Product Revenue

For substantially all of the Company’s arrangements, revenue is deferred for the fair value of maintenance and professional services to be provided to the customer and recognized for all products in an arrangement when persuasive evidence of an arrangement exists and delivery of the last product has occurred, provided the fee is fixed or determinable and collection is deemed probable. Each of these criterion is evaluated as follows:

•	Persuasive evidence of an arrangement exists. A non-cancelable agreement (such as an irrevocable customer purchase order, contract, etc.) to be evidence of an arrangement.

•	Delivery has occurred. Delivery is considered to occur when title to the Company’s products has passed to the customer, which typically occurs at physical delivery of the products to the customer.

•	The fee is fixed or determinable. Whether fees are fixed or determinable is assessed at the time of sale. If the arrangement fee is not fixed or determinable, revenue is recognized as amounts become due and payable.

•	Collection is probable. Collection is deemed probable if it is expected that the customer will be able to pay amounts under the arrangement as payments become due. If collection is determined not to be probable, revenue is deferred and revenue is recognized upon cash collection.

Certain of the Company’s arrangements include acceptance provisions allowing the customer to cancel the arrangement if the Company’s products do not operate in accordance with documented specifications. Other arrangements allow the customer to terminate in the event the product does not work appropriately in the customer’s IT environment after certain customization, configuration or engineering services have been performed by the Company. When acceptance criteria in an arrangement are based solely on the Company products operating to specifications, revenue is recognized upon shipment, assuming all other revenue recognition criteria are met, because the

Company has demonstrated, over time, that the product meets the specified criteria and has an established history of receiving acceptance in similar transactions.

If an arrangement includes a right of return that is short term in nature, a sales return allowance is provided in accordance with SFAS No. 48 ‘‘Revenue Recognition when Right of Return Exists.’’ In the event that the incidence of returns cannot be reasonably estimated, revenue is deferred until the earlier that such estimate can reasonably be made or the expiration of the customer’s return right.

Maintenance Revenue

The Company’s arrangements typically include one year of maintenance service. A portion of the arrangement fee is allocated to the maintenance service based on the VSOE of its fair value. The related revenue is deferred and recognized ratably over the maintenance term based on the number of days of coverage included in each accounting period. Customers may extend their maintenance coverage after the initial year expires. Renewal rates for maintenance arrangements are typically established based upon a specified percentage of net product fees as set forth in the arrangement.

Professional Services Revenue

Professional services revenue primarily consists of implementation services related to the installation of our products and training revenues. The Company’s products are ready to use by the customer upon receipt and, accordingly, the implementation services typically do not require significant production, modification or customization of the product. Substantially all of our professional service arrangements are related to installation and training services and are billed on a fixed-fee basis. Revenue is typically recognized related to our fixed-fee service arrangements upon completion of the services, as these services are relatively short-term in nature (i.e., typically a matter of days or, in limited cases, several weeks). For arrangements that are billed on a time and materials basis, revenue is recognized as the services are performed. If there exists a significant uncertainty about the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is sufficiently resolved.

    Deferred Costs

When it is determined that the recognition of revenue is to be deferred relating to a sales arrangement the associated costs are also deferred. Costs are only deferred up to the fair value of the products or services being sold and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

    Cost of Sales

Cost of sales consists primarily of third-party royalties, labor and overhead costs incurred internally and paid to personnel and other implementation costs incurred to install the products and train customer personnel and customer service costs to provide continuing support to customers.

    Income Taxes

The income taxes of the Company are based on the income and expenses of the Company as if the Company had been a separate tax paying legal entity filing separate tax returns for all the periods presented. However, income tax payable or receivable balances have not been provided in these financial statements as any income tax payable or receivable balance will not be assumed or acquired as part of the Sales Agreement. The asset and liability method of accounting for income taxes is followed as prescribed by SFAS No. 109, ‘‘Accounting for Income Taxes.’’ Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances are established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

    Shipping and Handling Costs

Shipping and handling costs are included as a component of costs of sales in the accompanying statements of operations.

    Advertising

The costs of producing advertisements are expensed at the time production occurs. The cost of communicating the advertising is expensed in the period in which the advertising is used. Advertising costs are included in selling, general and administrative expenses and amounted to approximately $106,000, $90,000, and $200,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

    Provision for Doubtful Accounts

A provision for doubtful accounts is recorded based upon historical experience and adjusted at the end of each reporting period based on a detailed assessment of outstanding accounts receivable and the allowance for doubtful accounts.

    Lease Obligations

Lease obligations with fixed escalations of rental payments are accounted for on a straight-line basis in accordance with Financial Accounting Standards Board Technical Bulletin 85-3 ‘‘Accounting for Operating Leases with Scheduled Rent Increases’’ (‘‘FTB 85-3’’). Accordingly, the total amount of base rentals over the terms of the Company’s leases is charged to expense on a straight-line method, with the amount of rental expense in excess of lease payments recorded as a deferred rent liability.

    Stock-Based Compensation

Employees of IEX are eligible to participate in the Parent Company’s employee stock-based compensation plans. As of December 31, 2005, the Parent Company has six stock-based employee compensation plans with a maximum term of ten years. Under these plans there are approximately 26 million shares of the Parent Company’s common stock authorized for issuance. The terms of options granted under these plans are determined at the time of grant, the options generally vest ratably over one- to four-year periods, and the option price may not be less than the fair market value per share on the date of grant. Both incentive stock options and nonstatutory stock options can be issued under the Parent Company’s stock-based employee compensation plans, as well as restricted stock units and restricted stock.

The intrinsic value method, as prescribed by APB No. 25 ‘‘Accounting for Stock Issued to Employees’’ and interpretations thereof (collectively referred to as ‘‘APB 25’’) has been used to account for options issued under the Parent Company’s employee stock-based compensation plans. Accordingly, deferred compensation is measured and recorded for stock options granted to employees when the market price of the underlying stock on the date of the grant exceeds the exercise price of the stock option on the date of the grant. Deferred compensation is expensed on a straight-line basis over the respective vesting period. No deferred compensation has been reflected in the accompanying financial statements as no stock options have been granted to the Company’s employees at exercise prices below the fair value of the Parent Company’s common stock at the date of grant and as there have been no grants of restricted stock units or restricted stock.

An alternative to the intrinsic value method of accounting for stock-based compensation is the fair value approach prescribed by SFAS No. 123 ‘‘Accounting for Stock-Based Compensation,’’ as

amended by SFAS No. 148 ‘‘Accounting for Stock-Based Compensation Transition and Disclosure’’ (collectively referred to as ‘‘SFAS 123’’). Under the fair value approach, deferred compensation is recorded based on the fair value of the stock option at the date of grant as determined using the Black-Scholes option valuation model. The deferred compensation calculated under the fair value method is then amortized on a straight-line basis over the respective vesting period of the stock option.

As required by SFAS 123, the following reconciliation has been prepared of earnings as reported on the statement of operations to the earnings that would have been reported if the fair value approach had been followed for options issued to the Company’s employees under the Parent Company’s employee stock-based compensation arrangements:

	For the Years Ended December 31,
	2005	2004	2003
	(Thousands)
Net income (loss):
As reported	$10,473	$7,402	$998
Less: additional stock-based compensation expense determined under the fair value method, net of tax	(1,593)	(2,214)	(2,530)
Pro forma	$8,880	$5,188	$(1,532)

A tax benefit on the pro forma expense in the above table has been provided in a manner consistent with the accounting for deferred tax assets resulting from the exercise of employee stock options in the accompanying financial statements.

The fair value of stock options was estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	For the Years Ended December 31,
	2005	2004	2003
Expected life (in years)	3.6	3.3	4.1
Expected volatility	55%	60%	82%
Risk-free interest rate	4.0%	2.8%	2.2%
Expected dividend yield	0%	0%	0%

    Concentrations of Risk

With respect to trade receivables, the Company sells contact center systems worldwide primarily to corporations such as financial services providers, telecommunications providers and retail businesses. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. Generally, payment terms stipulate payment within 30 days of shipment and currently, the Company does not engage in leasing or other customer financing arrangements. Although there are processes in place to monitor and mitigate credit risk, there can be no assurance that such programs will be effective in eliminating such risk. The exposure to credit risk may increase as a result of weakened financial conditions in certain market segments. Credit losses for customers that are deemed to pose substantial collection risks have been provided for in the financial statements. Historically, credit losses have been within management’s expectations. Future losses, if incurred, could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

    Research and Development Costs

Research and development costs, which include costs in connection with new product development, improvement of existing products, process improvement, and quality assurance activities, are charged to operations in the period in which they are incurred.

    Recent Accounting Pronouncements

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS 123(R), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS 123’’). SFAS 123R supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB No. 25’’) and amends SFAS 95, ‘‘Statement of Cash Flows.’’ SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Providing only pro forma disclosure in the footnotes to financial statements is no longer an alternative. The Company is required to adopt SFAS 123R effective January 1, 2006.

SFAS 123R permits companies to adopt its requirements using one of two methods. The ‘‘modified prospective’’ method recognizes compensation cost based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The ‘‘modified retrospective’’ method permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented or for prior interim periods of the year of adoption. The Parent Company has elected to adopt the requirements of SFAS 123R using the modified prospective method.

Prior to the effective date of SFAS 123R, the Parent Company accounted for share-based payments to employees using the intrinsic value method under APB No. 25, as permitted by SFAS 123, and, as such, recognized no compensation cost for employee stock options as long as the exercise price was at least equal to the fair value of the underlying stock on the date of grant. Accordingly, the adoption of SFAS 123R will cause the reported stock compensation cost to materially increase beginning in the first quarter of 2006 and will have a significant impact on the Company’s results of operations. Although an evaluation of the impact of SFAS 123R is still ongoing, it is estimated that the adoption of SFAS 123R would result in a reduction of annual after tax earnings of the Company reasonably consistent with the fair value approach proforma disclosure for 2005 detailed herein. This estimate is preliminary, and the actual impact to annual earnings could differ materially from this estimate. The adoption and subsequent application of FAS 123R is expected to be complex and will require certain subjective judgments to be made.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Financial Interpretation No. 47 (‘‘FIN 47’’), ‘‘Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.’’ FIN 47 requires asset retirement obligations to be recorded when a legal obligation exists even though the timing and/or method of the settlement of such obligations is conditional on a future event. FIN 47 is effective as of December 31, 2005. The adoption of FIN 47 did not have a material impact on the financial position, results of operations or cash flows of IEX.

Accounting Changes

In May 2005, the FASB issued SFAS No. 154 ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in an accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on the financial position, results of operations or cash flows of IEX for the current or any prior periods.

Note 2 — Allocation of Corporate Activities and Related-Party Transactions

    Shared Services and Support Activities

The Parent Company provides certain services to the Company, including financial and accounting services, information technology services, internal auditing and tax services, legal services, and corporate executive and administrative support. A portion of the cost of such shared services has been allocated to the Company based upon the use of such services and activities and the judgment of the management of the Parent Company. Where determinations based on use alone were not practical, other methods and criteria were used to provide a reasonable allocation of the cost of shared services. The following represents a summary of the costs allocated to the Company by the Parent Company:

	For the Years Ended December 31,
	2005	2004	2003
	(Thousands)
Corporate executive and administrative support	$102	$205	$244
Finance and accounting	614	451	624
Human resources and payroll	176	183	234
Legal	473	174	1,052
Tax	26	24	21
Information technology services	753	761	909
Facilities and maintenance	674	741	1,092
Total corporate allocation	$2,818	$2,539	$4,177

Allocation and related party transaction policies can be rescinded or amended at the discretion of the Parent Company. Any such changes so adopted would be based upon the best interests of the Parent Company and its stockholders. These certain services provided to the Company may continue to be provided for a period of time from the sale of IEX if so negotiated by NICE and the Parent Company.

Note 3 — Financial Statement Details

    Property and Equipment, net

Property and equipment consist of the following:

	December 31,
	2005	2004
	(Thousands)
Leasehold improvements	$593	$593
Furniture and office equipment	118	118
Computer equipment	2,200	1,983
	2,911	2,694
Less, accumulated depreciation and amortization	(2,591)	(2,364)
	$320	$330

    Accrued expenses

Accrued expenses consist of the following:

	December 31,
	2005	2004
	(Thousands)
Accrued expenses	$2,206	$358
Accrued commissions	483	393
Total	$2,689	$751

    Accrued payroll and related expenses

Accrued payroll and related expenses consist of the following:

	December 31,
	2005	2004
	(Thousands)
Accrued payroll	$467	$685
Accrued vacation	747	401
Payroll taxes	21	16
Total	$1,235	$1,102

Note 4 — Income Taxes

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2005	2004	2003
	(Thousands)
Current:
Federal	$5,638	$4,801	$(287)
State	548	412	40
Deferred:
Federal	44	(734)	841
Total provision for income taxes	$6,230	$4,479	$594

Income before income tax provision is principally comprised of domestic operations and less than 5% for foreign operations for all periods presented.

The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

	For the Years Ended December 31,
	2005		2004		2003
	(Thousands)
Federal statutory provision	$5,847		$4,158		$558
State taxes, net of federal benefit	356		268		26
Domestic production activities deduction	(78)		—		—
Other	105		53		10
Total income tax provision	$6,230	37.3%	$4,479	37.7%	$594	37.3%

The components of temporary differences that gave rise to deferred taxes at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
	(Thousands)
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$111	$192
Depreciation and amortization	13	7
Accrued liabilities	235	215
Other	—	(11)
Total net deferred tax assets	$359	$403
Deferred tax assets:
Current portion	$346	$396
Long-term portion	13	7
Total net deferred tax assets	359	403
Total net deferred tax assets	$359	$403

Note 5 — Commitments and Contingencies

The Company leases a facility consisting of approximately 51,000 square feet in Richardson, Texas under a lease expiring in February 2013. This facility is used for engineering, product development, customer support, and general administrative and sales activities.

Rent expense, including any applicable rent escalations, is recognized on a straight-line basis. Total rent expense was approximately $0.9 million, $0.8 million and $1.2 million for 2005, 2004 and 2003, respectively.

Minimum annual non-cancelable lease commitments at December 31, 2005 are:

For the Years Ending December 31,	(Thousands)
2006	$833
2007	843
2008	843
2009	843
2010	843
Thereafter	1,826
$6,031

The Company has an agreement with one vendor to purchase specified quantities of goods or services at agreed upon prices in the future. As of December 31, 2005, this unconditional purchase obligation totaled approximately $0.6 million and will be settled in 2006.

    Indemnities, Commitments and Guarantees

In the normal course of business, certain indemnities, commitments and guarantees are made under which the Company may be required to make payments in relation to certain transactions. These indemnities, commitments and guarantees include, among others, intellectual property indemnities to customers in connection with the sale of products and licensing of technology, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products and technology, guarantees of timely performance of obligations, and indemnities to directors and officers to the maximum extent permitted by law. The duration of these indemnities, commitments and guarantees varies, and, in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. A liability has not been recorded for these indemnities, commitments or guarantees in the accompanying balance sheets as future payment is not probable.

    Litigation

From time to time, various claims and litigation are asserted or commenced against the Company arising from or related to contractual matters, intellectual property matters, product warranties and personnel and employment disputes. As to such claims and litigation, there is no assurance that the Company will prevail. However, it is not believed that the ultimate outcome of any pending matters, will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

IEX Corporation vs. Blue Pumpkin Software, Inc.

In January 2001, the Company filed suit against Blue Pumpkin Software, Inc. (‘‘Blue Pumpkin’’), in the United States District Court for the Eastern District of Texas, Sherman Division. IEX asserted that Blue Pumpkin’s Director and Director Enterprise products infringed United States Patent No. 6,044,355 held by IEX. In the suit, IEX sought damages and an injunction prohibiting Blue Pumpkin’s further infringement of the patent. In February 2001, Blue Pumpkin responded to the Company’s suit denying that Blue Pumpkin infringed the Company’s patent and asserting that such patent was invalid.

After numerous hearings, extensive discovery, and court rulings, in December 2005 the parties entered into a settlement agreement resolving both the Company’s litigation against Blue Pumpkin and the Blue Pumpkin LLC litigation against the Company. Final settlement documents were executed by the parties on April 6, 2006, and both lawsuits have been dismissed with prejudice. Pursuant to the settlement agreement, each party granted to the other a release and cross-license of the patents asserted in the lawsuits. Blue Pumpkin made a balancing license payment to the Company in the amount of $8.25 million on April 7, 2006, and Blue Pumpkin is obligated to make six additional annual payments of $500,000 beginning April 1, 2007 and ending April 1, 2012.

Note 6 — Employee 401(k) Plan

The Parent Company sponsors a 401(k) tax-deferred savings plan to provide retirement benefits for its employees (the ‘‘Plan’’). As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary contributions for eligible employees. Participants in the Plan may authorize from 2% to 50% of their compensation to be invested in employee-elected investment funds managed by an independent trustee, subject to certain annual contribution limitations. The Parent Company generally contributes matching funds of up to 50% of the employees’ first 12% of payroll deductions. During 2005, 2004 and 2003, matching contributions attributable to IEX employees amounted to approximately $0.5 million, $0.5 million and $0.4 million, respectively, and are reflected in the accompanying statements of operations.

Exhibit 99.3

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

IN U.S. DOLLARS

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

INTERIM BALANCE SHEETS
U.S. dollars in thousands
(unaudited)

	June 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Trade receivables (net of allowance for doubtful accounts of $ 213 and $ 306 at June 30, 2006 and December 31, 2005, respectively)	$7,405	$6,994
Prepaid expenses and other receivables	328	441
Inventories	606	835
Deferred tax assets	454	346
Total current assets	8,793	8,616
LONG-TERM ASSETS:
Property and equipment, net	317	320
Deferred tax assets	—	13
Goodwill	9,698	9,698
Total long-term assets	10,015	10,031
Total assets	$18,808	$18,647
LIABILITIES AND NET INVESTMENT OF THE PARENT COMPANY
CURRENT LIABILITIES:
Trade payables	$302	$880
Accrued expenses	257	2,689
Accrued payroll and related expenses	1,083	1,235
Deferred revenues	21,110	18,475
Total current liabilities	22,752	23,279
COMMITMENTS AND CONTINGENT LIABILITIES
Total net investment of the Parent Company	(3,944)	(4,632)
Total liabilities and net investment of the Parent Company	$18,808	$18,647

The accompanying notes are an integral part of the interim financial statements.

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

INTERIM STATEMENTS OF INCOME
U.S. dollars in thousands

	Six months ended June 30,
	2006	2005
	Unaudited
Revenues:
Software	$19,264	$9,038
Professional services, maintenance and other	16,849	13,044
Total revenues	36,113	22,082
Cost of revenues:
Software	1,205	1,642
Professional services, maintenance and other	5,662	4,390
Total cost of revenues	6,867	6,032
Gross profit	29,246	16,050
Operating expenses:
Research and development	3,407	3,095
Selling and marketing	5,032	4,765
General and administrative	2,610	2,940
Total operating expenses	11,049	10,800
Operating income	18,197	5,250
Financial and other expenses, net	13	151
Income before taxes on income	18,184	5,099
Taxes on income	6,546	1,902
Net income	$11,638	$3,197

The accompanying notes are an integral part of the interim financial statements.

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2006	2005
	Unaudited
Cash flows from operating activities:
Net income	$11,638	$3,197
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	101	132
Deferred income taxes	(95)	149
Decrease (increase) in trade receivables	(411)	953
Decrease in prepaid expenses and other receivables	113	52
Decrease in inventories	229	395
Increase (decrease) in trade payables	(578)	211
Decrease in accrued expenses	(2,432)	(276)
Increase (decrease) in accrued payroll and related expenses	(152)	112
Increase in deferred revenues	2,635	4,327
Net cash provided by operating activities	11,048	9,252
Cash flows from investing activities:
Purchase of property and equipment	(98)	(104)
Net cash used in investing activities	(98)	(104)
Cash flows from financing activities:
Distribution to the parent company	(10,950)	(9,744)
Net cash used in financing activities	(10,950)	(9,744)
Decrease in cash and cash equivalents	—	(596)
Cash and cash equivalents at the beginning of the period	—	992
Cash and cash equivalents at the end of the period	$—	$396

The accompanying notes are an integral part of the interim financial statements.

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

a.	General:

IEX Corporation (‘‘IEX’’ or the ‘‘Company’’) is a wholly owned subsidiary of Tekelec (the ‘‘Parent Company’’), a public company traded on NASDAQ under the ticker symbol ‘‘TKLC.’’ The Company represents the Parent Company’s IEX Contact Center Group operating segment. The Company is headquartered in Richardson, Texas and designs, markets and supports products that provide workforce management and performance management solutions for single and multiple-site contact centers. The Company’s customers operate in industries with significant contact center operations such as financial services, telecommunications and retail businesses.

On April 27, 2006, the Parent Company entered into a Stock Purchase Agreement (the ‘‘Sales Agreement’’) pursuant to which the Parent Company agreed to sell to NICE-Systems Ltd. (‘‘NICE’’), all of the outstanding shares of capital stock (the ‘‘IEX Shares’’) of IEX. The sale price for the IEX Shares is $ 200,000 in cash, subject to a post-closing adjustment based on the working capital of IEX as of the closing date. The closing of the transaction was on July 6, 2006.

b.	Basis of preparation:

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2006, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.

The financial statements of IEX have been carved out of the consolidated financial statements of the Parent Company. These financial statements include certain cost allocations, related to expenses that had historically been incurred by the Parent Company on the Company’s behalf, which management believes are reasonable and necessary for a fair presentation of the Company’s results of operations, financial position and cash flows in accordance with generally accepted accounting principles in the United States (‘‘GAAP’’). As such, certain corporate expenses of the Parent Company that were not historically allocated to the Company in the Parent Company’s reportable segment disclosures have been allocated to IEX based on the determination of whether (i) IEX derived any benefit from the cost incurred and (ii) whether IEX would need to replace the cost if acting as a stand-alone entity. Such items included certain management, legal, finance, human resources, information technology, facilities and internal audit costs, among others. Specifically, these services includes the cost associated with the proportional time dedicated to the Company by (i) executive management for oversight, (ii) accounting and finance personnel for accounts payable processing and accounting oversight, (iii) human resource personnel for payroll processing, benefits management, and recruiting services, and (iv) information technology personnel associated with maintaining the information technology infrastructure. These allocations were based on management’s estimates after considering all functions in which the Parent Company had historically incurred costs on the Company’s behalf. The expenses allocated to IEX are included in the accompanying interim statements of income. In addition, certain intangible assets, goodwill, and amortization of purchased technology and other

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

intangibles recorded in connection with the Parent Company’s acquisition of IEX, which were not allocated to the IEX Contact Center Group in the Parent Company’s consolidated financial statements, have been allocated to IEX in these financial statements. Refer to Note 3 for further information concerning the allocated costs and expenses from the Parent Company.

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions concerning the allocation of certain expenses of the Parent Company to the Company. Management believes that the financial statements presented herein have been presented using reasonable allocation methods that are indicative of the Company’s relative share of the Parent Company’s related costs, consistent with the description above. Although management believes reasonable allocation methodologies have been employed in preparing these financial statements, the costs allocated to the Company based on these methodologies may not be indicative of the actual costs that would have been incurred had the Company operated on a standalone basis.

c.	Settlement with Blue Pumpkin:

As more fully described in Note 4, in April 2006, IEX settled litigation with Blue Pumpkin Software, Inc. (‘‘Blue Pumpkin’’). Pursuant to the settlement agreement, each party granted to the other a release and cross license of the patents asserted in the lawsuits. Blue Pumpkin made a balancing license payment to IEX in the amount of $ 8,250 on April 7, 2006, and Blue Pumpkin is obligated to make six additional annual payments of $ 500 each to Tekelec beginning April 1, 2007 and ending April 1, 2012. Included in IEX’s operations for the six months ended June 30, 2006 is revenue and income of $ 8,250 from this settlement. The remaining six annual installments of $ 500 have been assigned by IEX to Tekelec. Subsequent to the acquisition of the Company by NICE these installments will be received by Tekelec.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2005 are applied consistently in these financial statements.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	For further information, refer to the financial statements of as of December 31, 2005.

c.	Accounting for stock-based compensation:

Employees of IEX are eligible to participate in the Parent Company’s employee stock-based compensation plans. As of June 30, 2006, the Parent Company has six stock-based employee compensation plans with a maximum term of ten years. Under these plans there are approximately 26,000,000 shares of the Parent Company’s common stock authorized for issuance. The terms of options granted under these plans are determined at the time of grant, the options generally vest ratably over one- to four-year periods, and the option price may not be less than the fair market value per share on the date of grant. Both incentive stock

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

options and non-statutory stock options can be issued under the Parent Company’s stock-based employee compensation plans, as well as restricted stock units and restricted stock.

Effective January 1, 2006, the Parent Company adopted the provisions of, and accounts for stock based compensation in accordance with Statement of Financial Accounting Standards No. 123 – revised 2004 (‘‘SFAS 123R’’), ‘‘Share Based Payment’’ which replaced Statement of Financial Accounting Standards No. 123 (‘‘SFAS 123’’), ‘‘Accounting for Stock Based Compensation’’ and supersedes APB Opinion No. 25 (‘‘APB 25’’), ‘‘Accounting for Stock Issued to Employees.’’

Under the fair value recognition provisions of this statement, stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is typically the vesting period. The Parent Company elected to adopt SFAS 123R utilizing the modified prospective method under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that are modified subsequent to the adoption date that were outstanding as of the effective date. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures. SFAS 123R also requires any benefits resulting from tax deductions in excess of recognized compensation expense to be reported as a cash flow from financing activities, rather than as a cash flow from operating activities.

Prior to the adoption of SFAS 123R, the Parent Company accounted for share-based payments to employees using the intrinsic value method prescribed by APB 25 and related interpretations, as permitted by SFAS 123, and, as such, recognized no compensation cost for employee stock options as long as the exercise price was at least equal to the fair value of the underlying stock on the date of grant. The Parent Company provided the required pro forma disclosures of SFAS 123. Applying the intrinsic value method generally resulted in no compensation expense being recognized related to employee stock option grants in periods prior to the adoption of SFAS 123R.

The effect of adopting SFAS 123R on January 1, 2006, was a decrease in the Company’s income before taxes and net income for the six months ended June 30, 2006, of $996 and $628, respectively.

To determine the grant date fair value of stock option awards and rights of purchase under the employee stock purchase plan the Parent Company currently use the Black-Scholes option pricing model. The use of this model requires management to make a number of subjective assumptions.

During the six months period ended June 30, 2006 no options were granted by the Parent Company to IEX employees and directors.

The pro-forma table below reflects the Company’s stock-based compensation expenses and net income for the six months ended June 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123. The fair value for stock-based compensation expenses calculation was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate – 3.8%, dividend yields – 0%, volatility – 0.60, and a weighted average expected life of the option of 3.3 years.

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Six months ended June 30, 2005
Unaudited
Net income as reported	$3,197
Deduct: total stock-based employee compensation expense determined under fair value based method	(796)
Pro forma net income	$2,401

For the purposes of pro-forma disclosures, stock-based compensation is amortized over the vesting period using the accelerated attribution method.

d.	Recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 157, ‘‘Fair Value Measurements’’. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes’’ (‘‘FIN 48’’). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, ‘‘Accounting for Contingencies.’’ FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, ‘‘Accounting for Income Taxes.’’ This includes tax positions considered to be ‘‘routine’’ as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its financial statements.

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:-	ALLOCATION OF CORPORATE ACTIVITIES AND RELATED-PARTY TRANSACTIONS

The Parent Company provides certain services to the Company, including financial and accounting services, information technology services, internal auditing and tax services, legal services, and corporate executive and administrative support. A portion of the cost of such shared services has been allocated to the Company based upon the use of such services and activities and the judgment of the management of the Parent Company. Where determinations based on use alone were not practical, other methods and criteria were used to provide a reasonable allocation of the cost of shared services. The following represents a summary of the costs allocated to the Company by the Parent Company:

	Six month ended June 30
	2006	2005
	In thousands
Corporate executive and administrative support	$53	$51
Finance and accounting	319	307
Human resources and payroll	92	88
Legal	246	237
Tax	13	13
Information technology services	392	376
Facilities and maintenance	350	337
Total corporate allocation	$1,465	$1,409

Allocation and related party transaction policies can be rescinded or amended at the discretion of the Parent Company. Any such changes so adopted would be based upon the best interests of the Parent Company and its stockholders. These certain services provided to the Company may continue to be provided for a period of time from the sale of IEX if so negotiated by NICE and the Parent Company.

NOTE 4:-	LEGAL PROCEEDINGS

From time to time, various claims and litigation are asserted or commenced against the Company arising from or related to contractual matters, intellectual property matters, product warranties and personnel and employment disputes. As to such claims and litigation, there is no assurance that the Company will prevail. However, it is not believed that the ultimate outcome of any pending matters will have a material effect on the Company’s financial position, results of operations or cash flows.

In January 2001, the Company filed suit against Blue Pumpkin Software, Inc. (‘‘Blue Pumpkin’’), in the United States District Court for the Eastern District of Texas, Sherman Division. IEX asserted that Blue Pumpkin’s Director and Director Enterprise products infringed United States Patent No. 6,044,355 held by IEX. In the suit, IEX sought damages and an injunction prohibiting Blue Pumpkin’s further infringement of the patent. In February 2001, Blue Pumpkin responded to the Company’s suit denying that Blue Pumpkin infringed the Company’s patent and asserting that such patent was invalid.

After numerous hearings, extensive discovery, and court rulings, in December 2005 the parties entered into a settlement agreement resolving both the Company’s litigation against Blue Pumpkin and the Blue Pumpkin LLC litigation against the Company. Final settlement documents

IEX CORPORATION
(A wholly-owned subsidiary of Tekelec)

NOTES TO INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 4:-	LEGAL PROCEEDINGS (Cont.)

were executed by the parties on April 6, 2006, and both lawsuits have been dismissed with prejudice. Pursuant to the settlement agreement, each party granted to the other a release and cross-license of the patents asserted in the lawsuits. Blue Pumpkin made a balancing license payment to the Company in the amount of $ 8,250 on April 7, 2006. Blue Pumpkin is obligated to make six additional annual payments of $ 500 beginning April 1, 2007 and ending April 1, 2012. The remaining installments have been assigned by IEX to Tekelec. Subsequent to the acquisition of the Company by NICE these installments will be received by Tekelec.